IIOT-OXYS, INC.

705 Cambridge St.

Cambridge, MA 02141

May 3, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Attention: Ms. Graham

Re:	IIOT-OXYS, Inc. Registration Statement on Form S-1 Filed May 2, 2023 File No. 333-269731

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of IIOT-OXYS, Inc., a Nevada corporation (the “Issuer”), respectfully requests that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it will become effective at 10:00 A.M., Eastern Time, on May 5, 2023, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Issuer hereby authorizes Brian Higley of Business Legal Advisors, LLC to orally modify or withdraw this request for acceleration. If you have any questions regarding the foregoing, please contact Mr. Higley at (801) 634-1984 or by e-mail (brian@businesslegaladvisor.com). Thank you in advance for your assistance.

Very truly yours,

IIOT-OXYS, Inc.

By:	/s/ Clifford L. Emmons
Name:	Clifford L. Emmons
Title:	Chief Executive Officer

cc:	Brian Higley, Esq., Business Legal Advisors, LLC